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Filed by Wells Fargo & Company Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Community Capital Corporation Commission File No. 000-32609
MEDIA	INVESTORS
Nigel Harrison First Community (281) 652-4002	Mike McElray First Community (281) 652-4021
Kathryn Butcher Wells Fargo (713) 319-1787	Robert S. Strickland Wells Fargo (415) 396-0523

FIRST COMMUNITY CAPITAL CORPORATION
AGREES TO JOIN WELLS FARGO & COMPANY

HOUSTON, September 2, 2004—Wells Fargo & Company (NYSE:WFC) and First Community Capital Corporation announced today they have signed a definitive agreement for the acquisition of First Community by Wells Fargo.

First Community is a Houston-based bank holding company with $553 million in assets, 210 team members, 17 banking stores and 19 ATMs throughout the Clear Lake/NASA area.

"First Community Bank is pleased to join with Wells Fargo," said Nigel Harrison, CEO for First Community Bank. "Wells Fargo's vision is to satisfy all of its customers' financial services needs and help them succeed financially. First Community's wonderful team has been devoted to going above and beyond for our customers, so this is a great cultural match."

"First Community has a superb reputation for commercial banking and other financial services, and this will complement our full range of Wells Fargo financial services including Community Banking, Business Banking, Private Client Services and Wells Fargo Home Mortgage," said Glenn Godkin, regional president for Wells Fargo in Houston. "Our cultures are a great match, and we share a commitment to people as a competitive advantage, outstanding customer service, local decision-making and community involvement."

Wells Fargo has eight banking stores in the Clear Lake/NASA area. "The addition of these First Community locations in the Clear Lake/NASA area will significantly improve our ability to satisfy all the financial needs of more customers in this rapidly growing market," Godkin said.

The population of Houston, the fourth-largest metropolitan area in the United States, grew 19.8 percent, from 1.63 million to 1.95 million, between 1990 to 2000, according to the U.S. Census Bureau. Metro Houston now has more than 2 million residents and is projected to grow 6.3 percent a year the next four years.

Wells Fargo has 103 financial services stores in the Houston area and about 2,400 team members. In Texas, Wells Fargo has more than 500 stores and 11,000 team members.

In the acquisition, shareholders of First Community will receive Wells Fargo common stock, par value $1 2/3 per share, valued at an aggregate of $123,655,000 (subject to certain adjustments in the purchase agreement). The merger, which will require approval of the Federal Reserve Board and First Community shareholders, is expected to be completed late in the fourth quarter of 2004 or in the first quarter of 2005.

First Community Bank began in Pearland, Texas, in 1995 with $3.2 million in capital and one location and acquired The Express Bank of Alvin in 2002 and Community State Bank last year.

Wells Fargo & Company is a diversified financial services company with $420 billion in assets, providing banking, insurance, investments, mortgage and consumer finance to more than 23 million customers from more than 6,000 stores and the internet (www.wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only "Aaa"-rated bank in the United States.

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This news release contains forward-looking statements about the proposed transaction between Wells Fargo and First Community. There are several factors—many beyond Wells Fargo's control—that could cause actual results to differ significantly from expectations described in the forward-looking statements. For a discussion of some of these factors, refer to Wells Fargo's reports filed with the SEC. The transaction is subject to regulatory approval, and Wells Fargo cannot be certain when or if or on what terms and conditions required regulatory approvals will be granted. Divestitures may be required as a condition to receiving regulatory approval.

This news release does not constitute an offer of any securities for sale. The proposed transaction between Wells Fargo and First Community will be submitted to First Community shareholders for their consideration. Wells Fargo will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the transaction. The registration statement will include a proxy statement-prospectus that will provide details about the transaction.

Shareholders of First Community and other investors are urged to read the registration statement and proxy statement-prospectus, as well as any amendments or supplements thereto, because those documents will contain important information. Upon filing with the SEC, the registration statement and proxy statement-prospectus will be available free on the SEC's website (http://www.sec.gov). Wells Fargo and First Community will provide, without charge, copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

First Community Capital Corporation, Attention Mike McElray, 14200 Gulf Freeway, Houston, TX 77275, (281) 652-4021.

Wells Fargo and First Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Community shareholders in connection with the proposed transaction. Information about Wells Fargo's directors and executive officers is included in Wells Fargo's proxy statement on Schedule 14A for Wells Fargo's 2004 annual meeting of stockholders, as filed with the SEC on March 19, 2004. Information about First Community's directors and executive officers and their ownership of First Community common stock is included in First Community's definitive proxy statement on Schedule 14A for First Community's 2004 annual meeting of shareholders, as filed with the SEC on April 29, 2004. The proxy statement-prospectus referred to above will provide additional information about participants in the solicitation of proxies from First Community shareholders.

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FIRST COMMUNITY CAPITAL CORPORATION AGREES TO JOIN WELLS FARGO & COMPANY